Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

McDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING EMAIL COMMUNICATION TO ALL OF ITS EMPLOYEES ON NOVEMBER 9, 2006.

An Interview With…Mike Klayko

For Internal Distribution Only

McDATA Team Members,

As part of our efforts to keep you informed, McDATA Employee Communications recently had an opportunity to interview Brocade CEO Mike Klayko. Below are the questions we asked of Mike and his responses.

Employee Communications (EC): Hello Mike. Thank you for this opportunity. Let’s get started. Why is Brocade interested in purchasing McDATA?

Mike Klayko (MK): It’s about the customer. It’s about continuing to deliver innovative products, provide extended services and support, and provide a long term roadmap to solving their business needs. Brocade and McDATA have many synergies and together we can continue to provide customers with great products and solutions and drive innovation by focusing our energy and talents in new areas of development. Let’s take Brocade vs. McDATA out of the equation and think about the vision for the next generation data center.

EC: What’s your vision for the combined company in the future?

MK: Everyone needs a vision, something to drive your actions. So in 2010, I would like us to be a leading provider of hardware, software and services solutions to address global networking, infrastructure and data management challenges, and be a premier brand within the industry. It’s a big goal and very achievable if we act as one company with one culture, working together and holding ourselves accountable for our own actions and ultimately…the customer.

EC: How do you see this acquisition benefiting customers, partners, shareholders and employees?

MK: John and I would have not come to an agreement if we did not firmly believe in the compelling benefits. Stating it simply…

—For customers: greater breadth of products and services, faster time to market of innovative solutions in the future

—For partners: accelerated development and delivery of differentiated products and services

—For shareholders: scale and accelerated innovation and competitiveness for the growing and evolving opportunities

—For employees: a strong formidable company full of opportunity for career development and professional growth

It’s a hard lift to get there, but the end goal is well worth the effort and work.

EC: How do you see these two businesses coming together?

MK: From an integration standpoint, we need to be mindful and decisive. Communication will be key. Every employee will need to know the company strategy and goals post acquisition close so they understand their roles and responsibilities in achieving those goals.

EC: What key things have contributed to Brocade’s success over the past year or so?

MK: We began by reaching out to our customers and truly understanding specific challenges they face. Customer environments continue to become more complex and IT managers and CIOs need end-to-end solutions to help them manage their worldwide operations. The process resulted in a bevy of ideas and alternative paths and we quickly recognized that we needed to diversify our products and offerings to address those customer demands. We built a plan based on diversifying our solutions offerings, our partnerships and our knowledge base. We have been aggressively driving toward that plan. Time is of the essence. Customers want answers to questions yesterday and diversification combined with a sense of urgency will allow us to provide the future today.

EC: If there were three things you want McDATA Team Members to know about Brocade, what would they be?

MK:

1. Brocade is a fast paced environment where everyone wears multiple hats.

2. We’ve learned first and foremost to keep our eyes on the customer.

3. Our internal culture is that of….you need to create your own path, because no one will do it for you.

…. and we drink a lot of coffee.

EC: In the past, Brocade and McDATA had an intense competitive relationship. What things do you plan to do, post acquisition close, to drive a single unified vision?

MK: First of all, let me say that the passion behind that competitiveness is what drove success.

I doubt any Brocade or McDATA employee is willing to accept any level of failure. It’s in both our nature to compete fiercely and win in the industry. That competitive nature will now be directed towards making the acquisition a success, in delivering the best, most reliable products, with a gold standard level of service and support. This is our opportunity to show the industry what we are both capable of.

Specifically, the best thing we can do is be very clear about roles and responsibilities. Grey areas are the most damaging to an organization. Everyone needs to understand their contribution and use that competitive nature to get things done.

EC: Tell me a little about yourself personally. Can you share some information about your career history and what’s gotten you to this point?

MK: (small chuckles) Boy….well, I have been in a lot of different roles and have tried a lot of different things. I started my career with a company called Docutel. Since then, I’ve held positions with IBM, HP, EMC, McDATA, and Rhapsody Networks who was purchased by Brocade. A few of my guiding principles are integrity, setting clear goals and achieving them, accountability and teamwork. These are also a few of Brocade’s core competencies.

I have faced a lot of change and uncertainty throughout my career. Those experiences provided additional opportunities that have allowed me to grow both professionally and individually.

I am also a strong believer in family. Through all of my experiences, my family is my foundation. I honestly mean that. To this day, I still ask my wife for her opinion, her advice, after all, she knows me better than anyone. I also make it a point to read a variety of papers, magazines and journals both domestic and international everyday because you can’t know what to aim for unless you know what’s going on in the world.

EC: Thank you for your candidness. We appreciate your time.

Coming Soon: Look for additional interviews in the future with Brocade’s leadership team. If you have specific business-related questions you’d like to see a member of their leadership team address, email them to Keith Jones.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.